Exhibit 99.2

EXHIBITS

Exhibit Number		Page

99.2	Annual Meeting of Stockholders
1.Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2020 contained in the Company’s 2020 Annual Report

2.Election of directors of the Company

Organizational Meeting
1.Appointment Chairman of the Board of Directors
2.Appointment of Lead Independent Director

3.Appointment of members of the Advisory Board/Committee

4.Appointment of Chairmen and Members of the Audit Committee, Risk Committee, Governance, Nomination and Sustainability Committee, Executive Compensation Committee, Technology Strategy Committee and Data Privacy and Information Security Committee of the Board of Directors

5.Election of officers of the Company

June 8, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 8, 2021

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,544 As of May 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 8, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter
5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting of Stockholders

1.1.

The Annual Meeting was held on June 8, 2021 at 3:00 p.m. in virtual format in light of the COVID-19 pandemic and quarantine restrictions, and to ensure the safety and welfare of the Company’s stockholders. The Notice and Agenda of the Annual Meeting was published in Philippine Star and Philippine Daily Inquirer (in printed and online format) on May 8, 2021 and May 9, 2021. The said Notice and Agenda together with the Information Statement, Proxy Form, 2020 Management Report/Annual Report, Annual Report for the year ended December 31, 2020 in SEC Form 17-A and Quarterly Report for the first quarter of 2021 in SEC Form 17-Q are posted on PSE EDGE and on the Company’s website at http://edge.pse.com.ph and http://pldt.com/investor-relations/shareholder-information/latest-shareholders'-news, respectively.

(a)

As at the Record Date, April 12, 2021 (the "Record Date"), the total outstanding shares of PLDT entitling the holders thereof to attend and vote at the Annual Meeting was 366,055,775, broken down as follows:

Class Of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(b)

The total Common and Voting Preferred Shares (the “Voting Shares”) owned or held by the stockholders present or represented by proxy at the Annual Meeting was 310,364,518 representing 84.79% of the total outstanding Voting Shares of PLDT as at the Record Date broken down as follows:

Class of SharesNumber of Shares% to Total Outstanding SharesPresentProxyPresent/ProxyCommon705,243159,659,275160,364,51843.81Voting Preferred-150,000,000150,000,00040.98Total705,243309,659,275310,364,51884.79

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(c)

All of the thirteen (13) directors, the Chairman of the Board, the Chairmen of the Audit, Risk, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual

Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. (“SGV”) were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions and/or online voting in absentia.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2020 contained in the Company’s 2020 Annual Report.

CLASS OF SHARES	VOTING REQUIREMENT
	Majority of Total Outstanding Common and Voting Preferred Shares
	VOTES CAST
COMMON	FOR	AGAINST	ABSTAIN
Stockholders who participated in the Annual Meeting and voted online	1,072	-	-
Stockholders who participated in the Annual Meeting but with proxies previously filed	620,053	-	-
Stockholders represented by proxies	159,480,503	4,864	173,908
Sub-Total	160,101,628	4,864	173,908
VOTING PREFERRED
Stockholders who participated in the Annual Meeting and voted online	-	-	-
Stockholders who participated in the Annual Meeting but with proxies previously filed	-	-	-
Stockholders represented by proxies	150,000,000
Sub-Total
Grand Total	310,101,628	4,864	173,908

With more than two-thirds (2/3) of the outstanding Voting Shares voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2020 contained in the Company’s 2020 Annual Report, the said financial statements were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

The Chairman explained the review or screening process of the Governance, Nomination and Sustainability Committee (“GNSC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director, as well as the diversity aspects considered by the GNSC pursuant to the Company’s Board Diversity Policy.

NAME OF DIRECTOR/INDEPENDENT DIRECTORVOTING REQUIREMENTSThirteen (13) nominees receiving the highest number of votes from theholders of Common and Voting Preferred Shares shall be declaredelected and three (3) of them who have been pre-qualified asindependent directors shall be declared elected as such.VOTES CASTStockholder1Stockholder2Stockholder3Total Number of VotesMr. Bernido H. Liu (Independent Director) 1,067228,619290,933,758291,163,444Chief Justice Artemio V. Panganiban (Ret.) (Independent Director) 1,067 228,619 288,124,760288,354,446Ms. Bernadine T. Siy (Independent Director)1,067 228,619 333,352,943333,582,629Mr. Manuel L. Argel, Jr.1,067 228,619 292,397,010292,626,696Ms. Helen Y. Dee1,067 228,619 291,838,273292,067,959Atty. Ray C. Espinosa1,067 398,178 291,934,312292,333,557Mr. James L. Go1,067 228,619 290,173,376290,403,062Mr. Shigeki Hayashi1,067 228,619 292,354,049292,583,735Mr. Junichi Igarashi1,067 228,619 293,587,750293,817,436Mr. Manuel V. Pangilinan1,067 3,759,562 313,629,159317,389,788Mr. Alfredo S. Panlilio1,102 228,619 326,888,461327,118,182Amb. Albert F. Del Rosario 1,032 1,616,759 292,183,373293,801,164Ms. Marife B. Zamora 1,097 228,619 292,195,348292,425,064

Legend :
Stockholder 1 - Stockholders who participated in the Annual Meeting and voted online
Stockholder 2 - Stockholders who participated in the Annual Meeting but with proxies previously filed

Stockholder 3 - Stockholders represented by proxies

Each director/independent director-nominee received the votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each director-nominee was declared  elected and three (3) of them, namely Mr. Bernido H. Liu, Ret. Chief Justice Artermio V. Panganiban and Ms. Bernadine T. Siy, who have been pre-qualified as independent directors, were declared elected as such.

Attached are copies of the Certification executed by Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban and Ms. Bernadine T. Siy in connection with their election as independent directors of the Company.

1.4SGV performed agreed upon procedures for the Company’s registration, tabulation and reporting modules, encoding and processing of proxies, encoding and processing of online registration and online voting, and system reports generated  by the  Stockholder Management System in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Information issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the accuracy and completeness of quorum and reports generated by the systems.

1.5Stockholders  were given an  opportunity to ask questions via email to pldtshareholderservices@pldt.com.ph and pldt.media@outlook.com. The questions received were addressed or responded to after the Election of Directors and prior to Other Business in the Agenda by the Chairman, President & CEO and other key officers of the Company.

1.6 Stockholders were also informed of the following: (a) pursuant to the authority vested in the Audit Committee under the Company’s by-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year ended December 31, 2021, and such appointment was confirmed by the Board of Directors; and (b) the Minutes of the Annual Meeting of Stockholders held on June 9, 2020 and 2020 Definitive Information Statement have been posted on the Company’s website and can be accessed at http://pldt.com/investor-relations/shareholder-information/latest-shareholders'-news, and the Minutes of the Annual Meeting held today, June 8, 2021, will also be posted on the said website.

.

2. Organizational Meeting

2.1The Organizational Meeting was held in virtual format immediately after the adjournment of the Annual Meeting.

(a)All of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were the five (5) nominees for appointment as members of the Advisory Board/Committee.

2.2The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)  Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors

(b)Appointment of Ret. Chief Justice Artemio V. Panganiban as Lead Independent Director

(c)Appointment of the members of the Advisory Board/Committee:

Mr. Oscar S. ReyesMr. Roberto R. RomuloMr. Benny S. SantosoMr. Orlando B. VeaMr. Christopher H. Young

(d)Appointment of the Chairmen, Members and Advisors of the six (6) Board Committees, as follows:

Audit CommitteeMs. Bernadine T. Siy, Chairman/Independent MemberMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)Mr. James L. Go, AdvisorMr. Junichi Igarashi, AdvisorMr. Roberto R. Romulo, AdvisorRisk CommitteeRet. Chief Justice Artemio V. Panganiban, Chairman/Independent MemberMr. Bernido H. Liu, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. James L. Go, MemberMr. Junichi Igarashi, MemberGovernance, Nomination and Sustainability CommitteeMr. Manuel V. Pangilinan, ChairmanMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. Junichi Igarashi, MemberMs. Gina Marina P. Ordoñez, Non-voting MemberAtty. Ma. Lourdes C. Rausa-Chan, Non-voting MemberExecutive Compensation CommitteeMr. Manuel V. Pangilinan, ChairmanMr. Bernido H. Liu, Independent MemberRet. Chief Justice Artemio V. Panganiban, Independent MemberMs. Bernadine T. Siy, Independent MemberMr. Junichi Igarashi, MemberMs. Gina Marina P. Ordoñez, Non-voting MemberTechnology Strategy CommitteeMr. Manuel V. Pangilinan, ChairmanAmb. Albert F. del Rosario, MemberAtty. Ray C. Espinosa, MemberMr. James L. Go, MemberMr. Junichi Igarashi, MemberMr. Oscar S. Reyes, Non-voting MemberMr. Orlando B. Vea, Non-voting Member

   Data Privacy and Information Security Committee

   Mr. Manuel V. Pangilinan, Chairman

   Atty. Ray C. Espinosa, Member

   Mr. Junichi Igarashi, Member

   Mr. Bernido H. Liu, Independent Member

   Mr. Alfredo S. Panlilio, Advisor

(e)Election of the following officers to the positions indicated opposite their respective names:

Name PositionAlfredo S. Panlilio-President and Chief Executive OfficerAnabelle L. Chua-Senior Vice President, Chief Financial Officer and Chief Risk Management OfficerVictorico P. Vargas-Business Transformation Office HeadMarilyn A. Victorio-Aquino-Senior Vice President and Chief Legal CounselGina Marina P. Ordoñez-Senior Vice President and Chief People OfficerMary Rose L. Dela Paz-Senior Vice President and Chief Procurement OfficerMario G. Tamayo-Senior Vice President and Technology HeadMa. Lourdes C. Rausa-Chan-Corporate Secretary and Chief Governance OfficerAlejandro O. Caeg-Senior Vice PresidentJuan Victor I. Hernandez-Senior Vice PresidentMenardo G. Jimenez, Jr.-Senior Vice PresidentLeo I. Posadas-First Vice President and TreasurerGil Samson D. Garcia-First Vice President and OIC-Financial Reporting and Controllership Katrina L. Abelarde-First Vice PresidentMarco Alejandro T. Borlongan-First Vice PresidentMary Julie C. Carceller-First Vice PresidentBernard H. Castro-First Vice PresidentJoan A. De Venecia-Fabul-First Vice PresidentJoseph Ian G. Gendrano-First Vice PresidentVictor Emmanuel S. Genuiano II-First Vice PresidentMa. Criselda B. Guhit-First Vice PresidentLeah Camilla R. Besa-Jimenez-First Vice PresidentPrincesita P. Katigbak-First Vice PresidentAlbert Mitchell L. Locsin-First Vice PresidentDale M. Ramos-First Vice PresidentAngel T. Redoble-First Vice PresidentAileen D. Regio-First Vice PresidentLuis S. Reñon-First Vice PresidentBernadette C. Salinas-First Vice PresidentVictor Y. Tria-First Vice PresidentJude Michael H. Turcuato-First Vice PresidentMelissa V. Vergel de Dios-First Vice PresidentJohn Henri C. Yanez-First Vice PresidentCatherine Y. Yang-First Vice PresidentMaria Cecilia H. Abad-Vice PresidentMinerva M. Agas-Vice PresidentBenedict Patrick V. Alcoseba-Vice PresidentCecille M. Alzona-Vice PresidentElizabeth S. Andojar-Vice PresidentRoy Victor E. Añonuevo-Vice PresidentTito Rodolfo B. Aquino, Jr.-Vice PresidentMitchie M. Arcaina-Vice PresidentJerameel A. Azurin-Vice PresidentFrancis A. Bautista-Vice PresidentRafael M. Bejar-Vice PresidentDianne M. Blanco-Vice PresidentWilson S. Bobier-Vice PresidentLuis Gregorio D. Casas-Vice PresidentJoseph Michael Vincent G. Co-Vice PresidentMa. Monica M. Consing-Vice PresidentBranden B. Dean-Vice PresidentAniceto M. Franco III-Vice PresidentGene S. De Guzman-Vice PresidentJohn John R. Gonzales-Vice PresidentLeonard A. Gonzales-Vice PresidentSilverio S. Ibay, Jr.-Vice PresidentGary F. Ignacio-Vice PresidentMarven S. Jardiel-Vice PresidentAlexander S. Kibanoff-Vice PresidentJavier C. Lagdameo-Vice PresidentJoseph Henry S. Lebumfacil-Vice PresidentArmando Dodjie T. Lim-Vice PresidentCzar Christopher S. Lopez-Vice PresidentPaolo Jose C. Lopez-Vice PresidentMa. Carmela F. Luque-Vice PresidentLoreevi Gail O. Mercado-Vice PresidentOliver Carlos G. Odulio-Vice PresidentJohnston Prince W. Ong-Vice PresidentCarlo S. Ople-Vice PresidentCharles Louis L. Orcena-Vice PresidentServiliano L. Padiz, Jr.-Vice PresidentRaymond A. Racho-Vice PresidentGenaro C. Sanchez-Vice PresidentMaria Christina C. Semira-Vice PresidentMa. Merceditas T. Siapuatco-Vice PresidentArvin L. Siena-Vice PresidentCarla Elena A. Tabuena-Vice PresidentMa. Magdalene A. Tan -Vice PresidentPatrick S. Tang-Vice PresidentJecyn Aimee C. Teng-Vice PresidentMilan M. TopacioRadames Vittorio B. ZalamedaAbner Tito L. Alberto---Vice PresidentVice PresidentAssistant Corporate Secretary

Attached is a press release regarding the appointment of Mr. Alfredo S. Panlilio as successor of Mr. Manuel V. Pangilinan to the posts of President & CEO.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:	/s/ Ma. Lourdes C. Rausa-Chan
Name:	MA. LOURDES C. RAUSA-CHAN
Title:	Corporate Secretary

June 8, 2021

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNADINE T. SIY, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been first elected as such during PLDT’s Annual Meeting of Stockholders held on June 8, 2021.

2.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/ RELATIONSHIP	PERIOD OF SERVICE
Cebu Air, Inc.	Independent Director	Feb. 2021 – present
Ateneo de Manila University	Chairperson Trustee	Feb. 2020 – present May 2014 - present
B289 Properties Inc.	Director/President	Mar. 2016 – present
Ruby Jacks Manila, Inc.	Director	Feb. 2015– present
Epicurean Partners Exchange Inc.	Director/Chairman	Nov. 2008 – present
Futureheads Industries, Inc.	Director	Aug. 2008 – present
Space Modern Incorporated	Director	July 2006 – present
Vast and Silver Corporation	Director	July 2006 – present
BWF Holdings, Inc.	Director	Aug. 2004 – present
Core Lifestyle Clothing, Inc.	Director	Jan. 2003 – present
Coffee Concepts Corporation	Director	Jan. 2002 – present
Ramona Holdings Corporation	Director/President	July 2000 – present
Coffee Masters, Inc.	Director	Oct. 1999 – present
Lauderdale Corporation	Director	Oct. 1997 – present
Authentic American Apparel, Inc.	Director	Nov. 1995 – present
Interworld Properties Corporation	Director/President	Sept. 1995 – present
Glenfield Properties, Inc.	Director/President	Mar. 1995 – present
Roasters Phils., Inc.	Director	Aug. 1994 – present
Master Holdings Corporation	Director	July 1994 – present
Twin Rivers Holdings, Inc.	Director	July 1994 – present
Goldlink Holdings, Inc.	Director	June 1994 – present
Richfield, Inc.	Director	Sept. 1993 – present
Fil-Pacific Apparel Corporation	Director	Jan. 1991 – present
Salomon Realty Corporation	Director	Sept. 1988 – present

3.	I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section

38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

4.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

5.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

6.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

7.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

8.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 8th day of June 2021, at Makati City.

                  /s/Bernadine T. Siy

                 BERNADINE T. SIY

SUBSCRIBED AND SWORN to before me this 8th day of June 2021 at Makati City, affiant personally appeared before me and exhibited to me her Philippine Passport No. P0388884B expiring on 26 January 2028.

Doc No. 019;
Page No. 5;
Book No. X;
Series of 2021.

NOTARY PUBLIC /s/Abner Tito L. Alberto
ABNER TITO L. ALBERTO
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. 93
Roll of Attorneys No. 38834
PTR O.R. NO. 8534400-01/05/2021 Makati City
IBP Lifetime No. 02359 – 05/09/01
2/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 8, 2021.

2.	I have been PLDT’s independent director since 2013.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1976 – present
Arpan Investment and Management, Inc.	Chairman	1976 – present
GMA Network Inc.	Independent Director	2007 – present
Metro Pacific Investments Corp.	Independent Director	2007 – present
Manila Electric Company	Independent Director	2008 – present
Tollways Management Corp.	Independent Director	2008 – present
GMA Holdings, Inc.	Independent Director	2009 – present
Petron Corporation	Independent Director	2010 – present
Asian Terminals Inc.	Independent Director	2010 – present
Metro Pacific Tollways Corp.	Independent Director	2010 – present
JG Summit Holdings, Inc.	Independent Director	2021 – present
RL Commercial REIT, Inc.	Independent Director	2021 – present
Jollibee Foods Corp.	Non-Executive Director	2012 – present
TeaM Energy Corporation	Independent Director	2015 – present
Asian Hospital, Inc.	Independent Director	2017 – present
Metropolitan Bank & Trust Co.	Senior Adviser	2007 – present
Double Dragon Properties Corporation	Adviser	2014 – present
Bank of the Philippine Islands	Member, Advisory Council	2016 – present
MerryMart Consumer Corp.	Adviser	2020 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	the best of my knowledge, I am not the subject of any criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT's By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 8th day of June 2021, at Makati City.

                  /s/Artemio V. Panganiban

                 ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me this 8th day of June 2021 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. P0388884B expiring on 23 January 2029.

NOTARY PUBLIC /s/Abner Tito L. Alberto
ABNER TITO L. ALBERTO
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. 93
Roll of Attorneys No. 38834
PTR O.R. NO. 8534400-01/05/2021 Makati City
IBP Lifetime No. 02359 – 05/09/01
2/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

Doc No. 017;
Page No. 5;
Book No. X;
Series of 2021.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 8,2021.

2.	I have been PLDT’s independent director since 2015.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman	2003 – present
Basic Graphics Inc.	Chairman	2005 – present
LH Paragon Inc.	Chairman	2006 – present
GOLDEN ABC, Inc.	Chairman	2006 – present
Oakridge Realty Development Corporation	Chairman	2006 – present
Red Logo Lifestyle, Inc. *Ceased operations on July 31, 2020	Chairman	2007 – present
Essentia Medical Group, Inc. *No business operations since December 1, 2020	Chairman	2014 – present
Greentree Food Solutions, Inc.	Chairman	2016 – present
GABC Int’l. Pte. Ltd. (SG)	Director	2016 – present
GABC Singapore Retail Pte. Ltd. (SG)	Director	2016 – present
Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – present

4.	I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 22 of the Revised Corporation Code, Section

38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governa.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 8th day of June 2021, at Makati City.

  /s/Bernido H. Liu

                         BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 8th day of June 2021 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC8085782 expiring on 26 October 2030.

NOTARY PUBLIC /s/Abner Tito L. Alberto
ABNER TITO L. ALBERTO
Notary Public for the City of Makati
Until December 31, 2021
Appointment No. 93
Roll of Attorneys No. 38834
PTR O.R. NO. 8534400-01/05/2021 Makati City
IBP Lifetime No. 02359 – 05/09/01
2/F MGO Bldg. Legazpi St., Legazpi Vill., Makati City, MM

Doc No. 018;
Page No. 5;
Book No. X;
Series of 2021.

Pangilinan steps down as PLDT President and CEO;

Panlilio appointed

   MANILA, Philippines, 8th June 2021 – Manuel V Pangilinan steps down as President & CEO of PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI), and retains his post as PLDT Chairman.

At the 2021 PLDT Annual Shareholders’ Meeting, Alfredo S. Panlilio was appointed to the post and will now concurrently serve as President and CEO of PLDT and Smart.  Panlilio retains his post as Chief Revenue Officer of PLDT.

"This decision has been made less difficult by the knowledge that Al, with his long experience with PLDT and his competent qualities, would be able to take my place, without interruption or detriment to the progress of PLDT," Pangilinan said. "If I can be of service to Al and his team at any time, I shall not fail to help."

“We see everything that you have put into this company, Chairman MVP, and I understand the weight of you entrusting us with the very responsibilities to which you have dedicated 23 years of your life.  I resolve to build upon your legacy in PLDT,” Panlilio said, addressing his esteemed mentor and committing that he will work diligently to realize his vision for PLDT of “a true customer-centric and leading-edge technology company that empowers all Filipinos in building a stronger nation, providing world-class connectivity as a human right, asserting the Philippines as a key player in the global arena and actively embarking on sustainable development to secure everyone’s future.”

Pangilinan joined PLDT as President and CEO in 1998, following the entry of Hong Kong-based First Pacific Co. Ltd., which Pangilinan founded in 1981.

Over the last two decades under Pangilinan's leadership, PLDT has transformed from a primarily landline business into one that provided an array of innovative digital and data-driven services that serve customers while at home, at work or on the go.

Returning in 2016 as PLDT President and CEO, Pangilinan oversaw PLDT's comprehensive digital transformation program, which entailed massive modernization of its networks and IT platforms to be able to deliver rich digital services and solutions to customers.

Strengthening its status as pioneer and leader in technological innovation, PLDT's record capex investments over the last ten years amounting to Php460.8 billion now underpins the delivery of superior customer experience. To address the growing data needs of both fixed and wireless customers, PLDT and Smart are prepared to invest between Php 88 billion and Php 92 billion in capital expenditures in 2021. Today, PLDT operates the country's most extensive fiber infrastructure, spanning more than 478,000 kms as of end-March. This fiber infrastructure also supports Smart's mobile network, which serves 96% of the population from Batanes to Tawi-Tawi.

With Pangilinan at the helm to steer it through various challenges, PLDT achieved the highest full-year revenue in history in 2020, despite the most extraordinary circumstances due to the COVID-19 pandemic.

Pangilinan graduated cum laude in 1966 from the Ateneo de Manila University, with a Bachelor of Arts degree in Economics. He received his MBA degree in 1968 from the Wharton School of Finance and Commerce at the University of Pennsylvania, where he was a Procter & Gamble Fellow.  After graduating from Wharton, he worked in Manila for Philippine Investment Management Consultants Inc. (the PHINMA Group) and in Hong Kong with Bancom International Limited and American Express Bank, and thereafter with First Pacific.

Other companies chaired by Pangilinan include Manila Electric Company (Meralco), Metro Pacific Investments Corp., Maynilad Water Services Inc., (Maynilad), and Metro Pacific Hospital Holdings, Inc.

Meanwhile, Panlilio first joined PLDT in 1999 as its senior vice-president for Corporate Business Group. He eventually became the head of PLDT’s Carrier Business Group before moving to Meralco in 2010, where he worked as senior vice-president for Customer Retail Services. He returned to PLDT in July 2019 as Chief Revenue Officer, and was later appointed President and Chief Executive Officer of Smart Communications, Inc.

A veteran executive, Panlilio has been a strong force in the world of business, in the telecommunications, information technology and energy service industries.  Since assuming his post as Smart Communications President and CEO of Smart and PLDT CRO, Panlilio has been able to significantly improve Smart and PLDT's performance and group equity.

With customer-centricity as his driving force and true north, Panlilio has built a strong culture of teamwork, driving sustainable improvement and growth, breaking silos, synergizing different teams, and driving real collaboration among the groups within the two companies.

Under Pangilinan’s guidance and Panlilio’s leadership, the company has returned to the growth path, gaining headway on market share against the competition – significantly moving the needle, in terms of profit or revenue.

###

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang

  pldt_ir_center@pldt.com.ph            cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  June 8, 2021